Schedule A

To the Distribution Agreement List of Funds

Dated as of June 30, 2025

All Share Classes of the Following Funds:

NexPoint Funds I:

NexPoint Event Driven Fund

NexPoint Merger Arbitrage Fund

NexPoint Credit Catalyst Fund

NexPoint Funds II:

NexPoint Climate Tech Fund